November 13, 2023

Via Edgar

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attention: Sarmad Makhdoom

Re:	Request for Acceleration
Bancorp 34, Inc. (the “Registrant”)
Registration Statement on Form S-4 (File No. 333-273901)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated and declared effective as of 5:30 p.m., Eastern Time, on Monday, November 13, 2023, or as soon thereafter as practicable.

Please contact our counsel, John Willis, at (478) 387-0807, or Brennan Ryan, at (404) 322-6444 with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Ryan or Mr. Willis when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

Bancorp 34, Inc.

By:	/s/ Kevin Vaughn
Kevin Vaughn
Chief Financial Officer